

December 28, 2012

Via E-mail
Mr. Zhigang Xu
Chief Financial Officer
THT Heat Transfer Technology, Inc.
THT Industrial Park, No. 5 Nanhuan Road, Tiexi District
Siping, Jilin Province 136000, People's Republic of China

>   **RE: THT Heat Transfer Technology, Inc.**
>   **Form 10-K for the Year Ended December 31, 2011**
>   **Filed March 30, 2012**
>   **Form 10-Q for the Period Ended September 30, 2012**
>   **Filed November 14, 2012**
>   **Response filed December 12, 2012**
>   **File No. 1-34812**

Dear Mr. Xu:

We have reviewed your response letter submitted on December 12, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Financial Statements

Make Good Escrow Agreement, page F-24

1. We note your response to comment one from our letter dated October 4, 2012. We note that you provided your SAB 99 analysis as of December 31, 2010, December 31, 2011, and September 30, 2012 as well for the year ended December 31, 2010, the year ended December 31, 2011, and the nine-month period ended September 30, 2012. Please revise your SAB 99 analysis to also address the impact on your 2011 and 2012 quarterly periods, including the estimated impact on the three month period ended December 31, 2012.

2. Please tell us the current status of the escrow arrangement, including whether any required shares have been issued to the private placement shareholders. If they have been issued, please tell us when they were issued and the corresponding fair value of the shares at the time of being issued.

       You may contact Erin Jaskot, Staff Attorney at (202) 551-3442 or Jay Ingram, Legal Branch Chief at (202) 551-3397, if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or Nudrat Salik, Staff Accountant at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters.

       Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief